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                                                        OMB APPROVAL
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                                             OMB Number                3235-0145
                                             Expire              August 31, 1999
                                             Estimated average burden
                                             hours per response............14.90
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 7 )*


                              Geneva Steel Company
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, No Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   372252-10-6
                                 --------------
                                 (CUSIP Number)

                                December 31, 1998
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

       | |      Rule 13d-1(b)
       | |      Rule 13d-1(c)
       |X|      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


                               Page 1 of 5 Pages

CUSIP No.   372252-10-6
            -----------
--------------------------------------------------------------------------------

1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).
         Joseph A. Cannon
         -----------------------------------------------------------------------
--------------------------------------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)
            ------
         (b)
            ------
--------------------------------------------------------------------------------

3.       SEC Use Only
                     -----------------------------------------------------------
--------------------------------------------------------------------------------

4.       Citizenship or Place of Organization United States
                                              ----------------------------------
--------------------------------------------------------------------------------

                           5.    Sole Voting Power 1,090,749
Number of                                          -----------------------------
Shares Beneficially        6.    Shared Voting Power None
Owned by Each                                        ---------------------------
Reporting                  7.    Sole Dispositive Power 1,090,749
Person With:                                            ------------------------
                           8.    Shared Dispositive Power None
                                                          ----------------------
--------------------------------------------------------------------------------

9.       Aggregate Amount Beneficially Owned by Each Reporting Person 1,090,749
                                                                      ----------

10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) | |

11.      Percent of Class Represented by Amount in Row (11) 7.0%
                                                            --------------------

12.      Type of Reporting Person (See Instructions) IN
                                                     ---------------------------

CUSIP No.    372252-10-6
             -----------

Item 1.

         (a) Name of Issuer: Geneva Steel Company (the "Company")
             ---------------
         (b) Address of Issuer's Principal  Executive  Offices:  10 South Geneva
             --------------------------------------------------
             Road, Vineyard, UT 84058

Item 2.

         (a) Name of Person Filing: Joseph A. Cannon (the "Reporting Person")
             ----------------------

         (b) Address of Principal Business Office, if none, Residence:  10 South
             ---------------------------------------------------------
             Geneva Road, Vineyard, UT 84058

         (c) Citizenship: United States
             ------------

         (d) Title of Class of Securities: Common Stock, No Par Value
             -----------------------------

         (e) CUSIP Number: 372252-10-6
             -------------

Item 3.

         This  statement  is not filed  pursuant  to  Sections  240.13d-1(b)  or
240.13d-2(b) or (c).         ---

Item 4.  Ownership

         As of December 31, 1998, the Reporting Person was the beneficial owner of 1,090,749 shares of the Company's Class A Common Stock, which shares represented 7.0% of the outstanding Class A Common Stock as determined by Rule 13d-3 under the Securities Exchange Act of 1934. The Reporting Person beneficially held 1,004,792 shares individually with sole voting and investment power and 85,957 shares through Riverwood Limited Partnership, a Utah limited partnership, as general partner with sole voting and investment power.

         The number of shares reported above includes 861,419 shares and 82,801 shares of Class A Common Stock that the Reporting Person and Riverwood Limited Partnership, respectively, had the right to acquire upon the conversion of 8,614,191 shares and 828,013 shares of the Company's Class B Common Stock, respectively, at the rate of ten shares of Class B Common Stock for one share of Class A Common Stock. In addition, the number of shares reported above includes options to purchase 135,200 shares of Class A Common Stock, which options are either currently exercisable or exercisable within the next 60 days.

Item 5.  Ownership of Five Percent or Less of a Class

         This statement is not being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reporting on By the Parent Holding Company

         Not applicable.

Item 8.  Identification and Classification of Members of the Group

         Not applicable.

Item 9.  Notice of Dissolution of Group

         Not applicable.

Item 10. Certification

         Not applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                            1-19-99
                                                            --------------------
                                                            Date


                                                            /s/ JOSEPH A. CANNON
                                                            --------------------
                                                            Signature


                                                            Joseph A. Cannon
                                                            --------------------
                                                            Name/Title